UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Intervest Bancshares Corporation (Name of Issuer)
Class A Common Stock (Title of Class of Securities)
460927 106 (CUSIP Number)
Thomas E. Willett Harris Beach PLLC 99 Garnsey Road Pittsford, NY 14534 585-419-8646 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 460927 106

1.	Names of Reporting Persons. Estate of Jerome Dansker I.R.S. Identification No. 20-7108648

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 994,965

	8.	Shared Voting Power

	9.	Sole Dispositive Power 994,965

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,965

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 11.97

14.	Type of Reporting Person OO
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Item 1. Security and Issuer

         This Schedule relates to the Class A Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the "Issuer"). The address of the Issuer's principal offices is: One Rockefeller Plaza, Suite 400, New York, New York 10020.

Item 2. Identity and Background.

(a)	Name: Estate of Jerome Dansker

(b)	Residence or business address: c/o Jean Dansker, Executor 860 Fifth Avenue New York, New York 10021

(c)

Present Principal Occupation or Employment:  The shares are held by the Estate of Jerome Dansker. Mr. Jerome Dansker, who previously served as Chairman and Chief Executive Officer of the Issuer passed away on August 9, 2006.

(d)	Criminal Conviction: Not applicable.

(e)	Court or Administrative Proceedings: Not applicable.

(f)	Citizenship: Not applicable.

Item 3. Source and Amount of Funds or Other Consideration:

         This schedule is being filed in connection with the acquisition by the Estate of Jerome Dansker of the shares of the Issuer owned by Jerome Dansker.

Item 4. Purpose of Transaction
The shares remaining in the Estate will be distributed to the beneficiary of Mr. Dansker's estate in connection with the settlement of the estate.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Not appliable.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not applicable.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not applicable.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not applicable.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not applicable.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not applicable.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not applicable.
(j) Any action similar to any of those enumerated above.
Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)

994,965 shares of Class A Common Stock, which constitutes approximately 11.97 % of the Issuer's total number of outstanding shares of Class A Common Stock. This amount includes 325,000 shares issuable upon conversion of 325,000 shares of Class B Common Stock. Included in the 325,000 shares of Class B Common Stock are 195,000 shares issuable upon the exercise of currently exercisable warrants to purchase shares of Class B Common Stock. Also included in that amount are 201,565 shares acquired upon the exercise by the Estate of outstanding warrants to purchase shares of Class A Common Stock. Not included in that amount are 300,000 shares of Class A Common Stock sold by Estate prior to the date hereof. The shares were sold in privately negotiated transactions pursuant to a Registration Statement on Form S-3.

(b)	The Estate of Jerome Dansker has sole power to vote and to dispose of the 994,965 shares of Class A Common Stock of the Issuer.

(c)

On November 27, 2006, the Estate exercise outstanding warrants to purchase 501,565 shares of Class A Common Stock at a purchase price of $6.67 per share and on November 28, 2006, the Estate sold 300,000 shares at a price of $34.75 per share, as set forth below.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
November 27, 2006 November 28, 2006	501,565 (300,000)	$6.67 $34.75

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.
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Item 7. Material to be Filed as Exhibits. Nota applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2006
Estate of Jerome Dansker
By:	/s/ Jean Dansker Jean Dansker
Title:	Executor

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